FORM 1-K PART II

CMX GOLD & SILVER CORP.

Item 1. Business

CMX Gold & Silver Corp. was incorporated in the Province of Alberta, Canada in 1986 and is designated as a “reporting issuer” pursuant to the Alberta Securities Act and Regulations. The Company is a junior mining company with a silver-lead-zinc property in Idaho, U.S.A. As at the date hereof, CMX has 32,753,224 Common Shares outstanding.

The Company’s only subsidiary, CMX Gold & Silver (USA) Corp., is wholly-owned and was incorporated on October 11, 2011 pursuant to the laws of the State of Idaho.

See additional information incorporated by reference in EDGAR FORM 1A/A, [Amended] Offering Statement [Regulation A] filed on January 27, 2016, Part II, Item 7 page 11 at http://www.sec.gov/Archives/edgar/data/1652452/000137647416000542/cmxgsb_1a.htm.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is management’s analysis of CMX Gold & Silver Corp.’s (the “Company” or “CMX”) operating and financial data for the years ended December 31, 2015 and 2014 as well as management’s estimates of future operating and financial performance based on information currently available.  It should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2015 and 2014.

This Management’s Discussion and Analysis (“MD&A”) and the consolidated financial statements and comparative information have been prepared in accordance with IFRS.

Technical disclosure for the Clayton Property included in this MD&A has been reviewed by Richard Walker, P.Geo., a Qualified Person under National Instrument 43‐101 – Standards of Disclosure for Mineral Projects (“NI 43‐101”).

All financial information in this MD&A is stated in Canadian dollars, the Company’s reporting currency, unless otherwise noted.  The MD&A was prepared as of April 28, 2016.  Additional information relating to CMX can be found at www.sedar.com.

MATERIAL FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information as contemplated by Canadian securities regulators’ Form 51-102F1, also known as forward-looking statements.  All estimates and statements that describe the Company’s objectives, goals or future plans are forward-looking statements.  Readers are cautioned that the forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements.  The Company will issue updates where actual results differ materially from any forward looking statement previously disclosed.

RESPONSIBILITY OF MANAGEMENT

The preparation of the financial statements, including the accompanying notes, is the responsibility of management. Management has the responsibility of selecting the accounting policies used in preparing the financial statements.  In addition, management’s judgment is required in preparing estimates contained in the financial statements.

ABOUT CMX GOLD & SILVER CORP.

CMX is a junior mining company with a silver-lead-zinc property in the United States of America.  The Company’s main focus is the development of its Clayton property located in Idaho, U.S.A., with the primary focus being to determine the feasibility of reactivating the mine.  The Clayton property has historically produced silver, lead and zinc with minor gold. The property is held by its wholly-owned subsidiary, CMX Gold & Silver (USA) Corp.

2015 OVERVIEW

With the listing of the Company’s shares on the Canadian Securities Exchange (“CSE”), the Company’s strategy is to proceed with planning further sampling of the waste dump, planning geophysical work on the mine site and to organize the requisite funding.  The objective of the geophysical work is to define potential targets for future drilling.

On February 20, 2015, the Company completed its analysis of the 2014 sampling program (see “Exploration and Evaluation Assets” below).

On March 4, 2015, the Company issued under an offering memorandum 660,000 units at a price of $0.10 per share for gross proceeds of $66,000.  Each unit consisted of one common share and one share purchase warrant to purchase one common share at $0.20 expiring on March 4, 2017.

On March 31, 2015 the Company completed a review of the historical data on the Clayton Mine (see “Exploration and Evaluation Assets” below).

On May 8, 2015, the Company granted options to purchase 500,000 common shares at a price of $0.105 per share. The options were granted under the Company’s stock option plan and vest over a two-year period, with a term of five years.

On August 7, 2015, the Company issued a promissory note to a shareholder for $101,535, with respect to $100,000 in advances to the Company and $1,535 in accrued interest to August 7, 2015.  The note bears an interest rate of 6% per annum and is due on July 31, 2017. This amount was subsequently exchanged for a convertible debenture (see “SUBSEQUENT EVENTS”).

On September 16, 2015, the Company completed a private placement of 500,000 units at a price of $0.10 per share for gross proceeds of $50,000 to a company controlled by the spouse of a director of the Company.  Each unit consisted of one common share and one share purchase warrant to purchase one common share at $0.20 expiring on September 16, 2017.

During the latter part of 2015, the Company worked to have a Regulation A+ offering circular qualified by the Securities and Exchange Commission (SEC) in the United States.  The Notice of Qualification was issued by the SEC in February 2016 and the Company launched its crowd funding efforts in the United States in March 2016.  The Offering Circular is qualified to raise a total of US$450,000 from residents of the United States. These funds will be mainly allocated to the continued evaluation of the Clayton property.

SELECTED ANNUAL INFORMATION

For the year ended December 31,	2015	2014	2013
Net loss before financing expenses	$437,050	$453,168	$163,704
Net loss before financing expenses on a per share basis	0.013	0.016	0.007

Net loss	474,356	487,301	250,472
Net loss on a per share basis	0.015	0.017	0.010

Total assets	736,129	728,623	551,639
Total current liabilities	285,980	235,329	264,493
Total long-term liabilities	$604,251	$492,361	$578,344

RESULTS OF OPERATIONS

In 2015, net loss before financing expenses was $437,050 compared to a net loss before financing expenses of $453,168 in 2014, resulting in a decrease of $16,118.  The Company completed an analysis of both the mine dump sampling as well as a review of the geological data with respect to the mine itself on its Clayton property.  Total mineral property expenditures were $37,532 (2014 – $98,254).  The Company recognized $87,626 (2014 - $104,369) in share based payments with respect to the issuance of stock options to management and a consultant.  The following table itemizes the net loss from operations for the years ended December 31, 2015 and 2014.

SCHEDULE OF NET INCOME (LOSS) BEFORE FINANCING EXPENSES

For the years ended December 31,	2015	2014

Management fees	$135,738	$123,812
Shareholder reporting	91,625	17,222
share based payments	87,626	104,369
General and administrative	39,505	62,543
Professional fees	38,273	22,379
Mineral property expenditures	37,532	98,254
Listing and filing fees	16,971	23,241
Loss (gain) on foreign exchange	(442)	1,348
Recovery of prior period expenditures	(9,778)	-

Loss before financing income (expenses)	$(437,050)	$(453,168)

EXPLORATION AND EVALUATION ASSETS

Clayton Property

The Clayton Silver Mine was discovered in the late 1800’s and historically was one of the most active underground mines in the Bayhorse Mining District in central Idaho for lead, zinc, silver, and copper with minor gold.  Located approximately 30 km south-southwest of Challis in Custer County, southeast Idaho, the 276 ha (684 acre) property consists of 29 patented mining claims and two patented mills sites, comprising approximately 228 ha (565 acres).  An additional six unpatented mining claims were filed in January 2015 and comprise 48 ha (119 acres) adjacent to and contiguous with the property to the south.

The Company initiated compilation of available historical drilling and mining information for the Clayton Mine and the Clayton Silver Property (see News Release dated Feb. 20, 2015).  Information available in the public domain has been obtained from both the United States and Idaho Geological Surveys.  Several sub-surface mine plans have been obtained from private sources, as well as the U.S. Department of the Interior, Office of Surface Mining.  These data provide the basis for an initial compilation of the sub-surface workings tied to surface.  The underground workings are flooded and inaccessible and, consequently, historical records are the only source of information available.

The former Clayton silver-lead-zinc-copper mine had total production of 218,692 kg silver (7,031,110 oz), 39,358,903 kg lead (86,771,527 lbs), 12,778,700 kg zinc (28,172,211 lbs), and 754,858 kg copper (1,664,177 lbs), with 67 kg (2,154 oz) gold from an estimated 2,145,652 tonnes of ore mined between 1934 and 1985.  Mineralization was originally discovered in 1877, with the mine operating almost continuously over 50 years until its closure in 1986 due to low metal prices.

The former Clayton Mine was developed on 8 levels to a depth of 1,100 feet (335 m) below surface and is comprised of approximately 6,000 metres (19,690 feet) of underground development.  Two major ore bodies were mined: the “South Ore Body” and the “North Ore Body”.  Both are tabular ore bodies raking northeast to depth.  Production was initiated on the South Ore Body with development extending north, and to depth, on the North Ore Body until 1986 when the mine was closed.

The following information was derived from records for a working mine and is not compliant with the requirements of NI 43-101.  Historical records indicate the “South Ore Body” was mined from the 100 foot level to the 800 foot level, while the “North Ore Body” was mined from the 100 foot level to the 1100 foot level.  Internal mine records from 1966 indicate a resource of 597,075 tonnes between the 800 foot level and 1300 foot level, having a weighted average grade of 3.83 oz Ag/t.  Values for lead and zinc were not disclosed. Underground development on the 800 foot level was extended to the “North Ore Body”, with subsequent development down to the 1100 foot level to access the ore.  Records indicate that as of January 1, 1982, there were approximately 458,590 tonnes of ore identified between the 800 and 1100 foot levels.  Of this resource, 52,800 tonnes were mined in 1983, 76,110 tonnes in 1984 and 102,258 in 1985, suggesting 227,422 tonnes grading 3.83 oz Ag/t have not been mined.  Additional tonnage identified down to the 1530 foot level was not mined and, therefore, is interpreted to remain available.  Significant potential is demonstrated in hole 1501-A, drilled in the mid-1960’s, which penetrated the mineralized zone at 1,425 feet.  At that depth, the hole intercepted 22 feet (6.70 m) of 4.07 oz Ag/t, 5.75% lead and 5.37% zinc (note: true width is unknown).

On November 23, 2015, CMX filed on SEDAR a NI 43-101 compliant technical report dated March 7, 2013 for Clayton.

2014 Clayton Evaluation Program

In August 2014, representatives of the Company collected a total of 95 samples from 19 locations, including 16 locations on the Waste Dump situated immediately adjacent to the old Clayton Mine workings and extending to the south.  An additional three locations were sampled on the Tailings Pile south of the mine.  An aggregate of over 3,000 kilograms of sample material was collected. Sample locations were selected to ensure representative samples.  CMX representatives were on site during sampling to ensure random sample selection.  A tracked backhoe was used to trench to a maximum depth of approximately 12 feet and five representative samples, each weighing roughly 33 kg, were taken at 2-3 foot intervals for each location.

The preliminary results from analysis of the Waste Dump samples confirm the presence of a suite of metals of potential interest.  Panning of material from the Waste Dump has confirmed the presence of free, relatively coarse gold, while analysis of the samples documents the presence of gold in each sample.  In particular, assays confirmed gold values up to 2.84 gm/t (Sample 11369) with an average of 0.80 gm/t for the 16 locations comprised of the initial suite of samples.  Management plans to undertake a more detailed follow-up sampling program in spring 2015 to assess economic potential.  The program is expected to include 75 to 100 additional sample locations from both the Waste Dump and Tailings Pile.  The Waste Dump is estimated to contain several hundred thousand tonnes of metal-bearing material readily available for immediate processing.  Upon completion of a second phase sampling program and conditional on satisfactory results, CMX intends to proceed with a preliminary economic assessment (PEA) which, if positive, is expected to support refurbishing and modernizing the mill on the property as the first phase of reactivating the mine.

SUMMARY OF QUARTERLY RESULTS

	2015				2014
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net loss before financing costs	$ 108,153	$ 87,070	$ 115,788	$ 126,039	$ 133,462	$ 147,771	$ 104,647	$ 67,288
Net loss before financing costs on a per share basis	$ 0.003	$ 0.003	$ 0.004	$ 0.004	$ 0.005	$ 0.005	$ 0.004	$ 0.003
Net loss	$ 117,983	$ 96,323	$ 125,445	$ 134,605	$ 142,005	$ 155,596	$ 113,600	$ 76,100
Net loss on a per share basis	$ 0.004	$ 0.003	$ 0.004	$ 0.004	$ 0.005	$ 0.005	$ 0.004	$ 0.003

FOURTH QUARTER ANALYSIS

During the fourth quarter, the Company incurred a $108,153 (2013 - $133,462) net loss before financing costs.  The decrease in expenditures compared to the prior year was mainly due to a reduction in exploration expenditures while the Company focused its efforts on raising funds for the next stage of its Clayton property evaluation.  This focus was on working to complete all filings and receive a Notice of Qualification from the SEC for the Company’s Regulation A+ Form 1-A Offering Statement.

LIQUIDITY AND CAPITAL RESOURCES

The net loss from operations for the year ended December 31, 2015 was funded through the issuance of shares and debt.  As of December 31, 2015, the Company had a net working capital deficiency of $264,751 (2014 - $105,911).  Future operations will be funded by the issuance of capital stock.  CMX is currently working on a plan to raise sufficient funds required to carry out a program on Clayton later in 2015 (see “2015 OVERVIEW” and “SUBSEQUENT EVENTS”).

Estimated Cash Flow Requirements for the Next 12 Months

Sampling, exploration and site preparation work on the Clayton property (funding dependent)	$500,000
General and administrative	250,000
Total estimated cash requirements	$750,000

The total exploration program expenditures are contingent on CMX being able to raise sufficient equity capital in the future.

GOING CONCERN RISK

The Company has no source of operating cash flow and operations to date have been funded primarily from the issue of share capital. The Company’s ability to continue as a going concern is contingent on obtaining additional financing. Whether the Company will be successful with any future financing ventures is uncertain, and this uncertainty casts significant doubt upon the Company’s ability to continue as a going concern. While the Company intends to advance its plans through additional equity financing, there is no assurance that any funds will ultimately be available for operations.

COMMITMENTS

The Company may enter into management contracts at some future date.  These contracts will be negotiated in the normal course of operations and will be measured at the exchange amount which is the amount of consideration established and agreed by the parties and will reflect the values that the Company would transact with arm’s length parties.

The Company has the following commitments for the next 12-month period:

 Clayton property- $2,200, related to property taxes and claims fees

SUBSEQUENT EVENTS

On January 11, 2016 the Company completed the issuance of 100,000 units for total proceed of $10,000 under an offering memorandum.  Each unit is comprised of one common share and a share purchase warrant for one common share at $0.20 per share expiring January 11, 2018.

On January 11, 2016 the Company completed the private placement of secured convertible debentures aggregating $295,641.  The debentures are due January 31, 2018, bear interest at 6% per annum and are convertible into common shares of the Company at $0.125 per share.  $249,641 of debentures were issued in settlement of existing long-term debt and accrued interest and $46,000 were issued for cash.  A total of $191,474 of debentures were issued to officers and directors of CMX and a private company owned by the spouse of a senior officer.  The Company has reserved 2,365,128 common shares for issuance on conversion of the debentures.

On April 8, 2016, the Company extended the expiry dates of 3,275,000 warrants exercisable at $0.20 per share until April 16, 2018; 2,500,000 warrants exercisable at $0.25 per share until May 28, 2018; 10,231,740 warrants exercisable at $0.15 per share until June 30, 2018; 750,000 warrants exercisable at $0.10 per share until October 9, 2018; 1,185,000 warrants exercisable at $0.20 per share until October 9, 2018; 1,100,000 warrants exercisable at $0.20 per share until November 24, 2018; and 1,000,000 warrants exercisable at $0.20 per share until November 28, 2018.

ARRANGEMENTS

The Company does not have any off-balance sheet arrangements and it is not likely that the Company will enter into off-balance sheet arrangements in the foreseeable future.

CRITICAL ACCOUNTING ESTIMATES

The Company has continuously refined its management and internal reporting systems to ensure that accurate, timely, internal and external information is gathered and disseminated.

The Company’s financial and operating results incorporate certain estimates including:

i)    estimated capital expenditures on projects that are in progress;

ii) estimated future recoverable value of property associated with exploration and evaluation and any associated impairment charges or recoveries; and

iii) estimated deferred tax assets and liabilities based on current tax interpretations, regulations and legislation that is subject to change.

The Company’s management and consultants have the skills required to make such estimates and ensures that individuals with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The Company’s management team’s mandate includes ongoing development of procedures, standards and systems to allow the Company to make the best decisions possible.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

• pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

• ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

• provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the annual or interim financial statements.

There were no changes in the Company’s business activities during the year-ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable and not absolute assurance that the objectives of the control system are met.  Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

OUTSTANDING SHARE DATA

April 28, 2016
Common Shares Issued and Outstanding	32,753,224
Warrants Outstanding	24,301,740

	Warrants Outstanding	Weighted Average Exercise Price - CAD
Balance, December 31, 2013	17,666,740	$0.16
Issued for debt under an offering memorandum	735,000	$0.20
Issued with offering memorandum	4,640,000	$0.20
Balance, December 31, 2014	23,041,740	$0.17
Issued by offering memorandum	1,160,000	$0.20
Balance, December 31, 2015	24,201,740	$0.17
Issued by offering memorandum	100,000	$0.20
Balance, April 29, 2016	24,301,740	$0.17

Warrants Outstanding and Exercisable	Exercise Price CAD	Expiry Date
2,500,000	$0.25	May 28, 2018
10,231,740	$0.15	June 30, 2018
750,000	$0.10	October 9, 2018
1,185,000	$0.20	October 9, 2018
3,275,000	$0.20	April 16, 2018
1,100,000	$0.20	November 24, 2018
1,000,000	$0.20	November 28, 2018
3,000,000	USD$0.10	December11, 2016
660,000	$0.20	March 4, 2017
500,000	$0.20	September 16, 2017
100,000	$0.20	January 11, 2018
24,301,740	$0.17

Stock Option Plan

Exercise price (per option)	Number of options outstanding	Weighted average exercise price (per option)	Year of expiry	Weighted average remaining contractual life
$0.10	2,700,000	$0.10	2019	3.75 years
$0.105	500,000	$0.105	2020	4.36 years
	3,200,000	$0.101		3.85 years

TRANSACTIONS WITH RELATED PARTIES

 During the year ended December 31, 2015, the Company incurred management fees of $104,738 (2014 - $107,812) to a corporation controlled by the spouse of a director of the Company.

During the year ended December 31, 2015, the Company incurred management fees of $15,000 (2014 - nil) to the President of the Company.

During the year ended December 31, 2015, the Company incurred management fees of $16,000 (2014 - $16,000) to the CFO of the Company.  These fees are unpaid and included in due to related parties - long-term.

During the year ended December 31, 2015, the Company incurred consulting fees of $32,013 (2014 - $35,943) to the consulting accountant of the Company. A total of $10,654 are unpaid and included in due to related parties - current.

During the year ended December 31, 2015, the Company issued stock options to the Corporate secretary and consulting accountant (see note 11).  The Company recognized $87,626 (2014 - $104,369) in share-based compensation with respect to options issued to Executive officers and the consulting accountant to the Company during the year ended December 31, 2015.

During the year ended December 31, 2015, the Company completed private placements for gross proceeds of $10,000 (2014 – $83,500) with directors and an officer of the Company with the issuance of 100,000 units (2014 – 835,000 units), each unit consisting of one common share and one common share purchase warrant exercisable at $0.20 per share.

During the year ended December 31, 2015, the Company completed private placements for gross proceeds of $50,000 (2014 – $40,000) with a company controlled by the spouse of a director of the Company with the issuance of 500,000 units (2014 – 400,000 units), each unit consisting of one common share and one common share purchase warrant exercisable at $0.20 per share.

During the prior year ended December 31, 2014, the Company completed private placements for gross proceeds of $25,000 with a company controlled by a director of the Company with the issuance of 250,000 units, each unit consisting of one common share and one common share purchase warrant exercisable at $0.20 per share.

At December 31, 2015, the Company owed to officers and directors, $328,278 (2014 - $283,919), of which $301,423 (2014 - $283,919) has been deferred, with payment due varying from July 1, 2017 to January 31, 2018. These deferred balances bear an interest rate of 6% per annum.

These transactions were initially measured at fair value and equal the amount of consideration established and agreed upon by the related parties.

CONTINGENT LIABILITIES

The Company has no contingent liabilities.

FINANCIAL INSTRUMENTS

Set out below is a comparison, by category, of the carrying amounts and fair values of all of the Company’s financial instruments that are carried in the consolidated financial statements.

Fair value represents the price at which a financial instrument could be exchanged for in an orderly market, in an arm’s length transaction between knowledgeable and willing parties who are under no compulsion to act.

Fair value of financial instruments	Carrying value	December 31, 2015 Fair value	Carrying value	December 31, 2014 Fair value
Financial assets
Loans and receivables
Cash and cash equivalents	$20,235	$20,235	$86,107	$86,107
Trade and other receivables	994	994	7,879	7,879
	$21,229	$21,229	$93,986	$93,986
Financial liabilities
Other financial liabilities
Trade and other payables	$117,752	$117,752	$88,956	$88,956
Subscriptions received	10,000	10,000	15,000	15,000
Due to related parties	328,278	325,642	283,919	281,446
Dividends payable	131,373	131,373	131,373	131,373
Long-term debt	302,828	300,181	208,442	206,625
	$890,231	$884,948	$727,690	$723,400

The carrying value of cash and cash equivalents, trade and other receivables, trade and other payables and dividends payable approximate its fair value due to their short-term nature. The fair value of the due to related parties and long-term debt is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

The Company is required to classify fair value measurements using a hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy is as follow:

-Level 1 – quoted prices in active markets for identical assets or liabilities; and

-Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

-Level 3 - inputs that are unobservable and significant to the overall fair value measurement.

Cash and cash equivalents are included in Level 1.  Due to related parties and long-term debt are included in Level 2.

The Company is exposed to a variety of financial risks including credit risk, liquidity risk, and market risk.

Risk management is carried out by the Company’s management team with guidance from the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

a) Credit risk

Credit risk is the risk of loss associated with the counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents, and trade and other receivables. Cash is held with reputable chartered banks from which management believes the risk of loss is minimal. Included in trade and other receivables are taxes receivable from Canadian government authorities.  Management believes that the credit risk concentration with respect to financial instruments is minimal.  The maximum credit risk exposure associated with the Company’s financial assets is the carrying value.

b) Liquidity risk

Liquidity risk is that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient resources to meet liabilities when due. As at December 31, 2015, the Company had a net working capital deficiency of $264,751 (2014 - $105,911). Management is continuously monitoring its working capital position and will raise funds through the equity markets as they are required. However, there is no certainty that the Company will be able to obtain funding by share issuances in the future. The Company is presently seeking to raise capital through an equity offering.

The following amounts are the contractual maturities of financial liabilities and other commitments as at December 31, 2015:

	Total	2015	1 – 3 years
Trade and other payables	$117,752	$117,752	$-
Subscriptions received	10,000	10,000	-
Due to related parties	328,278	26,855	301,423
Dividends payable	131,373	131,373	-
Long-term debt	302,828	-	302,828
	$890,231	$285,980	$604,251

c) Market risk

Market risk is the risk of loss that may arise from changes in the market factors such as interest rates, commodity and equity prices and foreign currency rates.

i. Interest rate risk

The Company has cash balances and its current policy is to invest excess cash in investment-grade short-term money market accounts.  The Company periodically monitors the investments it makes and is satisfied with the credit worthiness of its investments. Interest rate risk is minimal as interest rates are anticipated to remain at historically low levels with little fluctuation and any excess cash is invested in money market funds. Fluctuations in interest rates do not materially affect the Company as it either does not have significant interest-bearing instruments or the interest is at a fixed rate.

ii. Foreign currency risk

Currency risk is the risk to the Company's earnings that arise from fluctuations of foreign exchange rates and the degree of volatility of these rates.  The Company is exposed to foreign currency exchange risk on cash held in U.S. funds.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Foreign currency risk could adversely affect the Company, in particular the Company’s ability to operate in foreign markets. Foreign currency exchange rates have fluctuated greatly in recent years. There is no assurance that the current exchange rates will mirror rates in the future.

The Company currently has minimal foreign currency risk although in the future foreign currency risk may affect the level of operations of the Company.  This may also affect the Company’s liquidity and its ability to meet its ongoing obligations.

As the Company currently holds minimal United States currency a change in the exchange rate between the U.S. dollar and the Canadian dollar would not have a significant effect on the Company liquidity or working capital.

CAPITAL MANAGEMENT

The Company’s objectives in managing its capital will be:

i)To have sufficient capital to ensure that the Company can continue to meet its commitments with respect to its mineral exploration properties and to meet its day to day operating requirements in order to continue as a going concern; and

ii)To provide a long-term adequate return to shareholders.

The Company’s capital structure is comprised of working capital deficit and shareholders’ equity.

CMX is an early stage mining company which involves a high degree of risk.  The Company has not determined whether its properties contain economically recoverable reserves of ore and currently will not earn any revenue from its mineral properties and therefore will not generate cash flow from operations.  The Company’s primary source of funds will come from the issuance of capital stock.

The Company’s policy is to invest its excess cash in highly liquid, fully guaranteed, bank sponsored instruments.

The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the Company.  The Company’s long-term debt is held by related parties or shareholders and CMX is not subject to externally imposed capital requirements.  There have been no changes in the Company’s capital management in the current year.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Standards issued but not yet effective

The following new IFRS pronouncements have been issued, are not yet effective and have not been early adopted, and may have impact on the Company in future are discussed below.  In 2010, the IASB issued IFRS 9 Financial Instruments, which addresses the classification and measurement of financial assets. The new standard defines two instead of four measurement categories for financial assets, with classification to be based partly on the Company’s business model and partly on the characteristics of the contractual cash flows from the respective financial asset.  An embedded derivative in a structured product will no longer have to be assessed for possible separate accounting treatment unless the host is a non-financial contract. A hybrid contract that includes a financial host must be classified and measured in its entirety. The IASB has determined the mandatory effective date of IFRS 9 to be January 1, 2018. IFRS 9 is still available for early adoption. The new standard is not expected to have a material impact on the presentation of the Company’s financial position and results of operations.

On May 28, 2014, the IASB issued International IFRS 15, “Revenue from Contracts with Customers”, which is the result of the joint project with the Financial Accounting Standards Board. The new standard replaces the two main recognition standards IAS 18, “Revenue”, and IAS 11, “Construction Contracts”. The new standard provides a five step model framework as a core principle upon which an entity recognizes revenue and becomes effective January 1, 2018. The Company is currently assessing the potential impact of the adoption of IFRS 15 on the Company’s consolidated financial statements.

On January 13, 2016, the IASB issued International IFRS 16, “Leases”, which is the result of the joint project with the Financial Accounting Standards Board.  IFRS 16 specifies how to recognize, measure, present and disclose leases.  The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases unless the lease tem is 12 months or less or the underlying asset has a low value.  Lessor accounting however remains largely unchanged from IAS 17 and the distinction between operating and finance leases is retained and becomes effective January 1, 2019.  IFRS 16 will not impact the Company’s consolidated financial statements until such time as the Company enters into lease arrangements.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on CMX’s website: www.cmxgoldandsilver.com.

Item 3. Directors and Ofﬁcers

See information incorporated by reference in EDGAR FORM 1A/A, [Amended] Offering Statement [Regulation A] filed on January 27, 2016, Part II, Item 10 page 43 at http://www.sec.gov/Archives/edgar/data/1652452/000137647416000542/cmxgsb_1a.htm.

Item 4. Security Ownership of Management and Certain Securityholders

See information incorporated by reference in EDGAR FORM 1A/A, [Amended] Offering Statement [Regulation A] filed on January 27, 2016, Part II, Item 12 page 46 at http://www.sec.gov/Archives/edgar/data/1652452/000137647416000542/cmxgsb_1a.htm.

Item 5. Interest of Management and Others in Certain Transactions

See information incorporated by reference in EDGAR FORM 1A/A, [Amended] Offering Statement [Regulation A], filed on January 27, 2016, Part II, Item 13 page 46 at http://www.sec.gov/Archives/edgar/data/1652452/000137647416000542/cmxgsb_1a.htm.

Item 6. Other Information.

The Company has no other information to report.

Item 7. Financial Statements

December 31, 2015 Audited Consolidated Financial Statements

April 28, 2016

Management’s Responsibility for Financial Reporting

Management is responsible for the preparation of the accompanying consolidated financial statements and for the consistency therewith of all other financial and operating data presented in these consolidated audited financial statements for the years ended December 31, 2015 and 2014. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes thereto. In Management’s opinion, the consolidated financial statements are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, have been prepared within acceptable limits of materiality, and have utilized supportable, reasonable estimates.

The Board of Directors approve the consolidated financial statements. Their financial statement related responsibilities are fulfilled mainly through the Audit Committee. The Audit Committee is composed of the four directors of the Company of which three are independent directors.  The Audit Committee meets regularly with management and the external auditors to discuss reporting and control issues and ensures each party is properly discharging its responsibilities. The Audit Committee also considers the independence of the external auditors and reviews their fees.

The consolidated financial statements for the years ended December 31, 2015 and 2014 have been audited by MNP LLP, Chartered Professional Accountants, in accordance with Canadian generally accepted auditing standards; their report follows.

Management’s Report on Internal Control over Financial Reporting

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Company’s transactions are authorized, assets safeguarded and proper records maintained.

/s/ “Jan M. Alston”/s/ “Randal Squires”

Jan AlstonRandal Squires

Chief Executive Officer and Director Chief Financial Officer

Independent Auditors’ Report

To the Shareholders of CMX Gold & Silver Corp.

We have audited the accompanying consolidated financial statements of CMX Gold & Silver Corp., which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014, the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of CMX Gold & Silver Corp. as at December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes that for the year ended December 31, 2015, the Company incurred a net loss of $474,356 (2014 - $487,301). As a result of the recurring losses over the Company’s history, the Company has an accumulated deficit of $5,045,428 as at December 31, 2015 (2014 - $4,571,072). At December 31, 2015, the Company had a working capital deficiency of $264,751 (2014 - $105,911). These conditions, along with other matters as set forth in note 1, indicate the existence of material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

April 28, 2016 Calgary, AB Chartered Professional Accountants

The accompanying notes are an integral part of these consolidated financial statements

14

CMX GOLD & SILVER CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31,	2015	2014

ASSETS

Current
Cash and cash equivalents	$ 20,235	$ 86,107
Trade and other receivables	994	7,879
Prepaid expenses	-	35,432
	21,229	129,418

Exploration and evaluation (note 5)	714,900	599,205

	$ 736,129	$ 728,623

LIABILITIES

Current
Trade and other payables	$ 117,752	$ 88,956
Subscriptions received	10,000	15,000
Dividends payable (note 7)	131,373	131,373
Due to related parties - current (note 6)	26,855	-
	285,980	235,329

Due to related parties - long-term (note 6)	301,423	283,919
Long-term debt (note 8)	302,828	208,442
Total liabilities	890,231	727,690

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share capital (note 9)	3,759,789	3,692,263
Warrants (note 12)	651,381	602,907
Contributed surplus (note 10)	281,771	194,145
Accumulated other comprehensive income	198,385	82,690
Deficit	(5,045,428)	(4,571,072)
Total shareholders’ equity (deficiency)	(154,102)	933

	$ 736,129	$ 728,623

Going concern (note 1)
Subsequent events (note 19)

Approved on behalf of the Board
/s/ “Bruce J. Murray”
/s/ “Jan M. Alston”

The accompanying notes are an integral part of these consolidated financial statements

CMX GOLD & SILVER CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the years ended December 31,	2015	2014

Expenses
Management fees (note 6)	$ 135,738	$ 123,812
Shareholder reporting & investor communications	91,625	17,222
Share-based payments (note 11)	87,626	104,369
General and administrative	39,505	62,543
Professional fees	38,273	22,379
Mineral property expenditures (note 5)	37,532	98,254
Listing and filing fees	16,971	23,241
Loss (gain) on foreign exchange	(442)	1,348
Recovery of prior period expenditures	(9,778)	-
	437,050	453,168
Loss before financing (expenses) income	(437,050)	(453,168)

Financing income (expenses)
Interest income	6	71
Interest and bank charges	(37,312)	(34,204)
Net loss for the year	(474,356)	(487,301)
Other comprehensive income
Items that may be reclassified subsequently to net loss
Exchange difference on translating foreign operation	115,695	49,818
Total comprehensive loss	$ (358,661)	$ (437,483)
Basic and diluted loss per share	$ (0.015)	$ (0.017)
Weighted average number of shares outstanding – basic and diluted	32,184,512	28,233,747

CMX GOLD & SILVER CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued share capital		Warrants	Accumulated other comprehensive income	Contributed Surplus	Deficit	Total
	#	$
Balance December 31, 2013	25,200,764	$ 3,306,072	$ 363,853	$ 32,872	$ 89,776	$ (4,083,771)	$ (291,198)
Shares issued for cash (note 9)	4,640,000	253,653	206,346	-	-	-	459,999
Shares issued for debt (note 9)	1,652,460	132,538	32,708	-	-	-	165,246
Share-based payments (note 11)	-	-	-	-	104,369	-	104,369
Net loss for the year	-	-	-	-	-	(487,301)	(487,301)
Exchange difference on translating foreign operation	-	-	-	49,818	-	-	49,818
Balance December 31, 2014	31,493,224	$ 3,692,263	$ 602,907	$ 82,690	$ 194,145	$ (4,571,072)	$ 933
Shares issued for cash (note 9)	1,160,000	67,526	48,474	-	-	-	116,000
Share-based payments (note 11)	-	-	-	-	87,626	-	87,626
Net loss for the year	-	-	-	-	-	(474,356)	(474,356)
Exchange difference on translating foreign operation	-	-	-	115,695	-	-	115,695
Balance December 31, 2015	32,653,224	$ 3,759,789	$ 651,381	$ 198,385	$ 281,771	$ (5,045,428)	$ (154,102)

The accompanying notes are an integral part of these consolidated financial statements

CMX GOLD & SILVER CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,	2015	2014

Cash flow used in operating activities
Net loss	$(474,356)	$(487,301)
Items not affecting cash
Share-based payments (note 11)	87,626	104,369
Management fees (note 6)	16,000	123,812
Mineral property expenditures (note 5)	-	30,000
Loss (gain) on foreign exchange	(442)	1,348
Recovery of prior period expenditures	(9,778)	-
Changes in noncash working capital items (note 13)	76,333	(12,991)
	(304,617)	(240,763)
Cash flows from financing activities
Share issuance (Note 9)	67,526	253,653
Warrant issuance (Note 11)	48,474	206,346
Long-term debt (Note 8)	94,386	(2,979)
Advances from (repayments to) related parties (Note 6)	28,359	(132,239)
	238,745	324,781
Net change in cash and cash equivalents	(65,872)	84,018
Cash and cash equivalents, beginning of year	86,107	2,089
Cash and cash equivalents, end of year	$20,235	$86,107

CMX GOLD & SILVER CORP.

NOTES TO THE CONSOLDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

CMX Gold & Silver Corp. (the "Company" or “CMX”) was incorporated on July 30, 1986 and changed its name from Encee Group Ltd. to Liard Resources Ltd. on August 6, 1996. The Company changed its name to CMX Gold & Silver Corp. on February 11, 2011. The Company is designated as a “reporting issuer” pursuant to the Alberta Securities Act and Regulations. The Company is listed on the Canadian Securities Exchange under the trading symbol “CXC”. The Company is a junior mining company with a silver-lead-zinc property in the United States of America.  The registered office of the Company is as follows:

 CMX Gold & Silver Corp.

 c/o Norton Rose Fulbright Canada LLP

 3700, 400 Third Avenue SW

 Calgary, Alberta

 Canada T2P 4H2

The consolidated financial statements were authorized for issuance by the Board of Directors on April 28, 2016.

1.	GOING CONCERN

The business of exploring resource properties involves a high degree of risk and, therefore, there is no assurance that current exploration programs will result in profitable operations. The Company has not determined whether its properties contain economically recoverable reserves of ore and currently has not earned any revenue from its mineral properties and, therefore, does not generate cash flow from its operations. Future operations are dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete exploration and subsequent development of its properties, and upon future profitable production or proceeds from disposition of its properties.

The consolidated financial statements of the Company have been prepared on a going concern basis which assumes that the Company will realize the carrying value of its assets and discharge its obligations as they become due in the normal course of operations.  For the year ended December 31, 2015, the Company incurred a net loss of $474,356 (2014 - $487,301).  As a result of the recurring losses over the Company’s history, the Company has an accumulated deficit of $5,045,428 as at December 31, 2015 (2014 - $4,571,072). At December 31, 2015, the Company had a working capital deficiency of $264,751 (2014 - $105,911). The Company currently does not have the necessary financing in place to support continuing losses. Historically, the Company has financed its operations and property acquisitions through the use of funds obtained from share issuances. As a result of these circumstances there is material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

The Company’s continuation as a going concern is dependent upon its ability to secure new financing arrangements and new equity issuances. There is no assurance that new capital will be available and if it is not, the Company may be forced to substantially curtail or cease operations. Although the use of the going concern assumption is appropriate, there can be no assurance that any steps the Company takes will be successful. To mitigate the working capital deficiency, the Company plans to raise capital through equity issuance.

The consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities, and reported revenues and expenses, that might be necessary should the Company be unable to continue as a going concern, and therefore, be required to realize its assets and discharge its liabilities other than in the normal course of business and at carrying amounts different from those reflected in the accompanying consolidated financial statements. Any such adjustments could be material.

CMX GOLD & SILVER CORP.

NOTES TO THE CONSOLDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

2.	BASIS OF PRESENTATION

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee in effect at January 1, 2015.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments and share-based payments.

Functional and presentation currency

The functional currency of the Company is Canadian dollars, and all amounts are presented in Canadian dollars unless otherwise stated. The functional currency of the Company’s wholly owned subsidiary, CMX Gold & Silver (USA) Corp., is the US dollar.

3.SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from and affect the results reported in these consolidated financial statements as future confirming events occur.

The determination of the Company’s functional currency requires management judgment based on an evaluation of all relevant information in relation to the related primary and secondary hierarchy factors. Considerations regarding currency and influences of area of operations, settlement of operating expenses, and the funds from financing activities are assessed at each reporting date.

Management’s judgment is that until a property reaches the development stage, costs related to the exploration and evaluation of a property are best estimated to be non-recoverable and are therefore expensed in the year in which they occur.  Only real property is capitalized to the consolidated statement of financial position.

Amounts recorded for warrant valuations are based on management’s estimates of share price volatility and the expected life of the warrants.

The Company must make use of estimates in calculating the fair value of share-based payments.  Amounts recorded for share-based payments are subject to the inputs used in the Black-Scholes option pricing model, including assumptions such as volatility, dividend yield, risk-free interest rates, forfeiture rate estimates, and expected option life.  Forfeiture rate is determined based on actual historical forfeitures.

Tax interpretations, regulations and legislation in which the Company operates are subject to change.  As such, income taxes are subject to measurement uncertainty.

By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

CMX GOLD & SILVER CORP.

NOTES TO THE CONSOLDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

4.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have, in management's opinion, been properly prepared within the framework of the accounting policies summarized as follows:

Basis of consolidation

These consolidated financial statements include the accounts of CMX Gold & Silver Corp. And its wholly- owned subsidiary, CMX Gold & Silver (USA) Corp. A subsidiary is fully consolidated from the date on which control is obtained and is de-consolidated from the date that control ceases. All inter-company balances and transactions have been eliminated on consolidation.

Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments comprise cash and cash equivalents, trade and other receivables, trade and other payables, due to related parties, dividends payable and long-term debt. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

•Financial assets at fair value through profit or loss

An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition.

Financial instruments are designated at fair value through profit or loss if the Company manages such instruments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.  The Company has no instruments in this category.

•Loans and receivables

Cash and cash equivalents and trade and other receivables are classified as loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. Loans and receivables are subsequently carried at amortized cost using the effective interest method, less any impairment loss.

•Other financial liabilities

Trade and other payables, due to related parties, dividends payable and long-term debt are classified as other financial liabilities. Financial liabilities are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Other financial liabilities are subsequently carried at amortized cost using the effective interest method.

Impairment of financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original

CMX GOLD & SILVER CORP.

NOTES TO THE CONSOLDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

effective interest rate. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

4.	SIGNIFICANT ACCOUNTING POLICIES, continued

All impairment losses are recognized in the consolidated statement of operations and comprehensive loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized.  For financial assets measured at amortized cost, the reversal is recognized in the consolidated statement of operations and comprehensive loss.

Foreign exchange translations and transactions

For foreign entities whose functional currency is the Canadian dollar, the Company translates monetary assets and liabilities at period-end exchange rates and non-monetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the period. Gains or losses from changes in exchange rates are recognized in the consolidated statement of operations and comprehensive loss in the period of occurrence.

For foreign entities whose functional currency is not the Canadian dollar, the Company translates assets and liabilities at period-end rates and income and expense accounts at average exchange rates. Adjustments resulting from these translations are reflected in other comprehensive income as exchange difference on translating foreign operation.

Transactions of the Canadian entity in foreign currencies are translated at rates in effect at the time of the transaction. Foreign currency monetary assets and liabilities are translated at current rates. Gains or losses from the changes in exchange rates are recognized in the consolidated statement of operations and comprehensive loss in the period of occurrence. Foreign exchange gains or losses arising from a monetary item that is receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in accumulated other comprehensive income.

Cash and cash equivalents

The Company’s cash and cash equivalents consists of balances with financial institutions with maturities of three months or less at the date of purchase.

Exploration and evaluation assets

Prospecting costs incurred prior to obtaining the rights to explore lands are expensed as incurred.

Costs of option acquisitions and exploration expenditures related to mineral properties are expensed in the year in which they occur.

Land purchases, patented mineral claims and development costs are capitalized on property specific cash generating unit (“CGU”) basis.  Upon development of a commercially viable mineral property the related costs subject to an impairment test, will be transferred from exploration and evaluation to development and producing. Costs capitalized together with the costs of production equipment will be depleted on a unit of production basis, based on estimated proved reserves of minerals upon the commencement of production for each CGU.

Each reporting period, the Company assesses whether there is an indication that a CGU may be impaired. If any indication exists, the Company estimates the CGU’s recoverable amount.  A CGU’s recoverable amount is the greater of fair value less costs to sell and its value in use.

CMX GOLD & SILVER CORP.

NOTES TO THE CONSOLDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

4.	SIGNIFICANT ACCOUNTING POLICIES, continued

Fair value less costs to sell is determined using discounted future net cash flows of proved and probable reserves using forecast prices and costs.  Value in use is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the asset or CGU.  When the carrying amount of a CGU exceeds its recoverable amount, the CGU will be considered impaired and written down to its recoverable amount.

Reversals of impairments are recognized when there has been a subsequent increase in the recoverable amount.  In this event, the carrying amount of the asset or CGU is increased to its revised recoverable amount with an impairment reversal recognized in profit or loss.  The recoverable amount is limited to the original carrying amount less depreciation, depletion and amortization as if no impairment had been recognized for the asset or CGU for prior periods.

Properties are abandoned either when the lease expires or when management determines that no further work will be performed on the property.  In addition, if there has been a delay in development activity for several successive years, a write down of those project capitalized costs will be charged to operations.  The Company derecognizes assets at the earlier of disposal, or when no future economic benefit is expected.  Any gain or loss on derecognition is recognized in operations when incurred.

Share-based payments

The Company has a stock based compensation plan for employees and directors.  Awards of options under the plan are expensed based on the fair value of the options at the grant date.  Fair values are determined using the Black-Scholes option pricing model.  Any consideration paid on the exercise of stock options will be credited to share capital plus the amounts originally recorded within other reserves.

Income taxes

Income tax is recognized in operations except to the extent that it relates to items recognized directly in equity, in which case, the income tax is recognized directly in equity.  Current income taxes for the current and prior periods are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period.

The Company follows the liability method of accounting for deferred taxes.  Under this method deferred taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability.

Deferred tax is calculated using the enacted or substantively enacted income tax rates expected to apply when the assets are realized or liabilities are settled.  The effect of a change in the enacted or substantively enacted tax rates is recognized in the operations or in shareholders’ equity depending on the item to which the adjustment relates.

Deferred tax assets are recognized to the extent future recovery is probable.  Deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Revenue recognition

Interest income is recognized on a pro rata basis over the term of the investment and when payment is reasonably assured.

Provisions

The Company will recognize the present value of estimated decommissioning liabilities when a reasonable estimate can be made.  Decommissioning liabilities include those legal obligations where the Company will be required to retire tangible long-lived assets such as drilling sites, mine sites and facilities. The liabilities, equal to the initial estimated present value of the decommissioning liabilities, are capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to assumptions, estimated timing or amount of discounted cash flows will be recognized as a change in the decommissioning liabilities and the related costs.

CMX GOLD & SILVER CORP.

NOTES TO THE CONSOLDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

4.	SIGNIFICANT ACCOUNTING POLICIES, continued

Decommissioning costs will be amortized using the unit-of-production method.  Increases in the decommissioning liabilities resulting from the passage of time will be recorded as accretion of decommissioning liabilities and will be charged to operations.

Actual expenditures incurred will be charged against accumulated obligations.

Warrants

The Company has adopted the pro-rata basis method for the measurement of shares and warrants issued as private placement units. The pro-rata basis method requires that gross proceeds and related share issuance costs be allocated to the common shares and the warrants based on the relative fair value of the component.

The fair value of the common share is based on the closing price on the closing date of the transaction and the fair value of the warrant is determined using the Black–Scholes Option Pricing Model.

The fair value attributed to the warrant is recorded as warrant equity. If the warrant is exercised, the value attributed to the warrant is transferred to share capital. If the warrant expires unexercised, the value is reclassified to contributed surplus within equity.  Warrants, issued as part of private placement units, that have their term of expiries extended, are not subsequently revalued.

The Company may modify the terms of warrants originally granted. When modifications exist, the Company will maintain the original fair value of the warrant.

Loss per share

Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. Diluted per share amounts are computed by giving effect to the potential dilution that would occur if stock options and warrants were exercised. The Company uses the treasury stock method to determine the dilutive effect of stock options and share purchase warrants.  This method assumes that proceeds received from the exercise of in-the-money instruments are used to repurchase shares at the average market price for the year.  In net loss per share situations, the dilutive per share amount is the same as that for basic, as all instruments are anti-dilutive.

Standards issued but not yet effective

The following new IFRS pronouncements have been issued, are not yet effective and have not been early adopted, and may have impact on the Company in future are discussed below.

In 2010, the IASB issued IFRS 9 Financial Instruments, which addresses the classification and measurement of financial assets. The new standard defines two instead of four measurement categories for financial assets, with classification to be based partly on the Company’s business model and partly on the characteristics of the contractual cash flows from the respective financial asset. An embedded derivative in a structured product will no longer have to be assessed for possible separate accounting treatment unless the host is a non-financial contract. A hybrid contract that includes a financial host must be classified and measured in its entirety. The IASB has determined the mandatory effective date of IFRS 9 to be January 1, 2018. IFRS 9 is still available for early adoption. The new standard is not expected to have a material impact on the presentation of the Company’s consolidated financial position and results of operations.

On May 28, 2014, the IASB issued International IFRS 15, “Revenue from Contracts with Customers”, which is the result of the joint project with the Financial Accounting Standards Board. The new standard replaces the two main recognition standards IAS 18, “Revenue”, and IAS 11, “Construction Contracts”. The new standard provides a five step model framework as a core principle upon which an entity recognizes revenue and becomes effective January 1, 2018. The Company is currently assessing the potential impact of the adoption of IFRS 15 on the Company’s consolidated financial statements.

On January 13, 2016, the IASB issued International IFRS 16, “Leases”, which is the result of the joint project with the Financial Accounting Standards Board.  IFRS 16 specifies how to recognize, measure, present and disclose leases.  The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases unless the lease tem is 12 months or less or the underlying asset has a low value.  Lessor accounting however remains largely unchanged from IAS 17 and the distinction between operating and finance leases is retained and becomes effective January 1, 2019.  IFRS 16 will not impact the Company’s consolidated financial statements until such time as the Company enters into lease arrangements.

CMX GOLD & SILVER CORP.

NOTES TO THE CONSOLDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

5.	EXPLORATION AND EVALUATION ASSETS

     Total expenditures on exploration and evaluation properties capitalized:

Balance at December 31, 2013	$549,365
Foreign exchange effect	49,840
Balance at December 31, 2014	599,205
Foreign exchange effect	115,695
Balance at December 31, 2015	714,900

In 2010, the Company purchased the Clayton Mine property consisting of 29 patented mineral claims and 2 patented mill sites located in the State of Idaho, USA.    Pursuant to the purchase agreement, the Company issued 2,500,000 common shares at a price of US$0.10 per share and made a cash payment of US$250,000. In 2015, the Company staked 6 unpatented claims.

Exploration expenditures Clayton – balance December 31, 2013	179,633
– 2014 expenditures	98,254
– balance December 31, 2014	277,887
– 2015 expenditures	36,632
– balance December 31, 2015	314,519

Exploration expenditures Marietta– balance December 31, 2014	61,987
– 2015 expenditures	900
– balance December 31, 2015	62,887
Total expenditures to December 31, 2015:	$ 377,406

6.DUE TO RELATED PARTIES

 During the year ended December 31, 2015, the Company incurred management fees of $104,738 (2014 - $107,812) to a corporation controlled by the spouse of a director of the Company.

During the year ended December 31, 2015, the Company incurred management fees of $15,000 (2014 - nil) to the President of the Company.

During the year ended December 31, 2015, the Company incurred management fees of $16,000 (2014 - $16,000) to the CFO of the Company, these fees are unpaid and included in due to related parties - long-term.

During the year ended December 31, 2015, the Company incurred consulting fees of $32,013 (2014 - $35,943) to the consulting accountant of the Company. A total of $10,654 is unpaid and included in due to related parties - current.

During the year ended December 31, 2015, the Company issued stock options to the Corporate secretary and consulting accountant (see note 11).  The Company recognized $87,626 (2014 - $104,369) in share-based compensation with respect to options issued to Executive officers and the consulting accountant to the Company during the year ended December 31, 2015.

During the year ended December 31, 2015, the Company completed private placements for gross proceeds of $10,000 (2014 – $83,500) with directors and an officer of the Company with the issuance of 100,000 units (2014 – 835,000 units), each unit consisting of one common share and one common share purchase warrant exercisable at $0.20 per share.

During the year ended December 31, 2015, the Company completed private placements for gross proceeds of $50,000 (2014 – 40,000) with a company controlled by the spouse of a director of the Company with the issuance of 500,000 units (2014 – 400,000 units), each unit consisting of one common share and one common share purchase warrant exercisable at $0.20 per share.

During the prior year ended December 31, 2014, the Company completed private placements for gross proceeds of $25,000 with a company controlled by a director of the Company with the issuance of 250,000 units, each unit

CMX GOLD & SILVER CORP.

NOTES TO THE CONSOLDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

consisting of one common share and one common share purchase warrant exercisable at $0.20 per share.

6.DUE TO RELATED PARTIES, continued

At December 31, 2015, the Company owed to officers and directors, $328,278 (2014 - $283,919), of which $301,423 (2014 - $283,919) has been deferred, with payment due varying from July 1, 2017 to January 31, 2018. These deferred balances bear an interest rate of 6% per annum.

These transactions were initially measured at fair value and equal the amount of consideration established and agreed upon by the related parties.

7.DIVIDENDS PAYABLE

In 2006, the Company sold certain investments and declared a cash dividend payable to shareholders of record on September 30, 2006. Some shareholders failed to keep their addresses up to date on the shareholders' record and consequently, the Company carried out searches to determine the whereabouts of these shareholders. The aggregate amount of dividends payable to these shareholders is $131,373. It is management’s intention to pay the dividends to shareholders who are found and establish their share ownership. Under the Limitations Act (Alberta) on October 1, 2016, any remaining dividends payable will be derecognized.

8.LONG-TERM DEBT

In 2014, third parties had agreed to defer the repayment of $208,422 to July 1, 2016. During the year ended December 31, 2015 third parties advanced additional funds and $6,288 of interest has been accrued. The third parties have agreed to extend payment of $302,828 to July 1, 2017. These outstanding amounts bear interest at a rate of 6% per annum.

The extension of the payment due date was determined not to be a substantial modification of the terms and therefore was not accounted for as an extinguishment.

9.SHARE CAPITAL

Authorized

Common voting shares:

The common shares are entitled to dividends in such amounts as the Directors may from time to time declare and, in the event of liquidation, dissolution or winding-up of the Company, are entitled to share pro rata in the assets of the Company.

Series A voting preferred shares:

Non-cumulative annual dividend at 8% of the issued price

Convertible into two Common voting shares

Redeemable at the issue price

Series B voting preferred shares:

Non-cumulative annual dividend at 8% of the issued price

Convertible into two Common voting shares

Redeemable at a price of $10 per share

The preferred shares rank in priority to the common shares as to the payment of dividends and as to the distribution of assets in the event of liquidation, dissolution or winding-up of the Company.  Preferred shares may also be given such other preference over the common shares as may be determined for any series authorized to be issued.

There were no Series A or Series B voting preferred shares issued as at December 31, 2015 or December 31, 2014.

On March 31, 2014, the Company issued 562,460 shares at $0.10 per share in settlement of $56,246 in debt.

On April 16, 2014, the Company issued 55,000 shares at $0.10 per share in settlement of $5,500 in debt.

On April 16, 2014, the Company issued 2,540,000 units at $0.10 per unit for gross proceeds of $254,000.  Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share at a price of $0.20 per share expiring on April 16, 2016.

CMX GOLD & SILVER CORP.

NOTES TO THE CONSOLDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

9.SHARE CAPITAL, continued

On April 16, 2014, the Company issued 735,000 units at $0.10 per unit in settlement of $73,500 in debt.  Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share at a price of $0.20 per share expiring on April 9, 2016.

On November 24, 2014, the Company issued 1,100,000 units at $0.10 per unit for gross proceeds of $110,000.  Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share at a price of $0.20 per share expiring on November 24, 2016.

On November 24, 2014, the Company issued 300,000 shares at a price of $0.10 per share in settlement of $30,000 in debt.

On November 28, 2014, the Company issued 1,000,000 units at $0.10 per unit for gross proceeds of $100,000.  Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share at a price of $0.20 per share expiring on November 28, 2016.

On March 4, 2015, the Company issued 660,000 units at $0.10 per unit for gross proceeds of $66,000.  Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share at a price of $0.20 per share expiring on March 4, 2017.

On September 16, 2015, the Company issued 500,000 units at $0.10 per unit for gross proceeds of $50,000.  Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share at a price of $0.20 per share expiring on September 16, 2017.

10.CONTRIBUTED SURPLUS

Balance at December 31, 2013	$89,776
2014 Share-based payments (note 11)	104,369
Balance at December 31, 2014	194,145
2015 Share-based payments (note 11)	87,626
Balance at December 31, 2015	$281,771

11.SHARE-BASED PAYMENTS

 The total number of stock options granted according to the employee stock option plan may not exceed 10% of the issued and outstanding shares of the Company at the time of granting.  The option price per share and vesting periods shall be determined by the Board of Directors at the time that the option is granted.  The exercise prices are determined by the estimated market price on the date of the grant.

On September 30, 2014, the Company cancelled 1,900,000 options granted and issued 2,300,000 replacement options at an exercise price of $0.10 per share, with the vesting period commencing on September 30, 2014, vesting over a two-year period and expiring on September 30, 2019. The incremental fair value of the replacement options was estimated to be $43,864, of which $18,277 (2014 - $20,104) was recognized in the in the current year. Included in the total share-based payment expense is an additional $21,145 (2014 - $67,147) relating to the fair value of the original options expensed in the current year.

On September 30, 2014, the Company issued 400,000 options to a new director at an exercise price of $0.10 per share, with the vesting period commencing on September 30, 2014, vesting over a two-year period and expiring on September 30, 2019. The fair value of the options was estimated to be $37,348, of which $15,561 (2014 - $17,118) was recognized in the in the current year.

On May 8, 2015, the Company issued 500,000 options to the corporate secretary and consulting accountants of the Company at an exercise price of $0.105 per share, with the vesting period commencing on May 8, 2015, vesting over a two-year period and expiring on May 8, 2020. The fair value of the options was estimated to be $48,964 of which $32,643 was recognized in the in the current year.

CMX GOLD & SILVER CORP.

NOTES TO THE CONSOLDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

11.SHARE-BASED PAYMENTS, continued

 The Company estimated the fair value of the options using the Black-Scholes option pricing model with the following assumptions: a term of five years, vesting one-third immediately, one-third on each of the following anniversary dates, a risk free interest rate (per Bank of Canada) of 1.02% (2014 - 1.63%), zero (2014 – zero) forfeiture rate and volatility of 163% (2014 – 163%). A total of $87,626 (2014 – $104,369) in share-based payments expense was recognized in the current year.

Exercise price (per option)	Number of options outstanding	Weighted average exercise price (per option)	Year of expiry	Weighted average remaining contractual life
$0.10	2,700,000	$0.10	2019	3.75 years
$0.105	500,000	$0.105	2020	4.36 years
	3,200,000	$0.101		3.85 years

12.WARRANTS

In 2014:

The Company estimated the fair value of the following warrants using the Black-Scholes option pricing model with the following assumptions: a term of two years, a risk free interest rate (per Bank of Canada) ranging from 0.95% and 1.1% and volatility of 206%.

Warrants to purchase 2,540,000 common shares at $0.20 per share, having an expiration date of April 16, 2016 were issued as part of a private placement completed on April 16, 2014.  These warrants have been valued at $112,948.

Warrants to purchase 735,000 common shares at $0.20 per share, having an expiration date of April 9, 2016 were issued as part of a private placement completed on April 16, 2014.  These warrants have been valued at $32,708.

Warrants to purchase 1,100,000 common shares at $0.20 per share, having an expiration date of November 24, 2016 were issued as part of a private placement completed on November 24, 2014.  These warrants have been valued at $48,923.

Warrants to purchase 1,000,000 common shares at $0.20 per share, having an expiration date of November 28, 2016 were issued as part of a private placement completed on November 28, 2014.  These warrants have been valued at $44,475.

During 2014 the expiration dates were extended for the following: warrants to purchase 2,500,000 shares at $0.25 per share, having an expiration date of May 28, 2015 were extended to May 28, 2016; warrants to purchase 10,231,740 shares at $0.15 per share, having an expiration date of June 30, 2015 were extended to June 30, 2016; warrants to purchase 750,000 shares at $0.10, having an expiration date of October 9, 2014 were extended to October 9, 2016; and warrants to purchase 1,185,000 shares at $0.20 per share, having an expiration date of October 9, 2015 were extended to October 9, 2016.

In 2015:

The Company estimated the fair value of the following warrants using the Black-Scholes option pricing model with the following assumptions: a term of two years, a risk free interest rate (per Bank of Canada) of from 0.91% and 0.87% and volatility of 168% and 196% respectively.

Warrants to purchase 660,000 common shares at $0.20 per share, having an expiration date of March 4, 2017 were issued as part of a private placement completed on March 4, 2015.  These warrants have been valued at $26,691.

Warrants to purchase 500,000 common shares at $0.20 per share, having an expiration date of September 16, 2017 were issued as part of a private placement completed on September 16, 2015.  These warrants have been valued at $21,783.

CMX GOLD & SILVER CORP.

NOTES TO THE CONSOLDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

12.WARRANTS, continued

	Warrants Outstanding	Weighted Average Exercise Price - CAD
Balance, December 31, 2013	17,666,740	$0.16
Issued with private placements	4,640,000	$0.20
Issued with shares for debt	735,000	$0.20
Balance, December 31, 2014	23,041,740	$0.17
Issued with private placements	1,160,000	$0.20
Balance, December 31, 2015	24,201,740	$0.17

Warrants Outstanding and Exercisable	Exercise Price CAD	Expiry Date
2,500,000	$0.25	May 28, 2016
10,231,740	$0.15	June 30, 2016
750,000	$0.10	October 9, 2016
1,185,000	$0.20	October 9, 2016
3,275,000	$0.20	April 16, 2016
1,100,000	$0.20	November 24, 2016
1,000,000	$0.20	November 28, 2016
3,000,000	USD$0.10	December 11, 2016
660,000	$0.20	March 4, 2017
500,000	$0.20	September 16, 2017
24,201,740	$0.17

13.	SUPPLEMENTAL DISCLOSURES

Cash Flow Statement Presentation

The following table provides a detailed breakdown of certain line items contained within the cash flow from operating activities.

	2015	2014
Trade and other receivables	$6,885	$(7,879)
Prepaid expenses	35,432	(35,247)
Trade and other payables	39,016	15,135
Subscriptions received	(5,000)	15,000
	$76,333	$(12,991)

14.	SEGMENTED INFORMATION

The Company has the following geographical segments:

	Canada	United States
		December 31, 2015
Identifiable assets	$ 21,229	$ 714,900
Exploration expenditures	-	37,532
		December 31, 2014
Identifiable assets	$ 129,418	$ 599,205
Exploration expenditures	-	98,254

CMX GOLD & SILVER CORP.

NOTES TO THE CONSOLDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

15.	INCOME TAXES

a) The tax provision differs from the amount which would be obtained by applying the combined Canadian federal and provincial statutory income tax rate to the loss as follows:

	2015	2014

Loss for the year before income taxes	$(474,356)	$(487,301)
Canadian statutory rate	26%	25%

Anticipated income tax recovery	$(123,333)	$(121,825)
Effect of tax rate change	-	10
US tax rate differential	(4,898)	(13,808)
Share based payments	22,845	26,092
Change in estimates and other	174,195	53,744
Change in deferred tax asset not recognized	(68,809)	55,787
	$-	$-

The statutory tax rate increased from 25% to 26% due to an increase in the Alberta provincial tax rate on July 1, 2015.

b)  Other than as set out below, the Company does not have any other tax assets available for future use as deductions from taxable income.

             The components of the deferred tax balances in Canada are as follows:

	2015	2014

Non-capital loss carry-forwards	$2,979,538	$2,572,353
Allowable capital loss carry-forwards	5,142,236	6,232,404
Foreign exploration expenditures	293,359	61,205
Deductible portion of eligible capital expenditures	-	373,707

Unrecognized deductible temporary differences	$(8,415,133)	$(9,239,669)

The components of the deferred tax balances in the United States are as follows:

	2015	2014

Net operating loss carry-forwards	$3,143	$1,556
Foreign exploration expenditures	161,756	103,169

Unrecognized deductible temporary differences	$164,899	$104,725

CMX GOLD & SILVER CORP.

NOTES TO THE CONSOLDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

15.	INCOME TAXES, continued

c)For income tax purposes for Canada, the Company has non-capital loss carry-forwards which can be applied to reduce future years’ taxable income.  These losses expire as follows:

2026	$99,810
2027	62,754
2028	242,971
2029	173,002
2030	448,824
2031	299,594
2032	775,149
2033	245,451
2034	283,456
2035	348,527
$2,979,538

The Company has accumulated allowable capital losses for tax purposes in the amount of $5,142,236. These losses are available to offset future year’s capital gains.

For income tax purposes for the United States, the Company has net operating loss carry-forwards of $2,271 USD which can be applied to reduce future years’ taxable income. The losses expire between 2033 and 2035.

16.FINANCIAL INSTRUMENTS

Set out below is a comparison, by category, of the carrying amounts and fair values of all of the Company’s financial instruments that are carried in the consolidated financial statements.

Fair value represents the price at which a financial instrument could be exchanged for in an orderly market, in an arm’s length transaction between knowledgeable and willing parties who are under no compulsion to act.

Fair value of financial instruments	Carrying value	December 31, 2015 Fair value	Carrying value	December 31, 2014 Fair value
Financial assets
Loans and receivables
Cash and cash equivalents	$20,235	$20,235	$86,107	$86,107
Trade and other receivables	994	994	7,879	7,879
	$21,229	$21,229	$93,986	$93,986
Financial liabilities
Other financial liabilities
Trade and other payables	$117,752	$117,752	$88,956	$88,956
Subscriptions received	10,000	10,000	15,000	15,000
Due to related parties	328,278	325,642	283,919	281,446
Dividends payable	131,373	131,373	131,373	131,373
Long-term debt	302,828	300,181	208,442	206,625
	$890,231	$884,948	$727,690	$723,400

CMX GOLD & SILVER CORP.

NOTES TO THE CONSOLDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

16.     FINANCIAL INSTRUMENTS, continued

The carrying value of cash and cash equivalents, trade and other receivables, trade and other payables and dividends payable approximate its fair value due to their short-term nature. The fair value of the due to related parties and long-term debt is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

The Company is required to classify fair value measurements using a hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy is as follow:

-Level 1 – quoted prices in active markets for identical assets or liabilities; and

-Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

-Level 3 - inputs that are unobservable and significant to the overall fair value measurement.

Cash and cash equivalents are included in Level 1.  Due to related parties and long-term debt are included in Level 2.

The Company is exposed to a variety of financial risks including credit risk, liquidity risk, and market risk.

Risk management is carried out by the Company’s management team with guidance from the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

a)Credit risk

Credit risk is the risk of loss associated with the counterparty’s inability to fulfill its payment obligations.  The Company’s credit risk is primarily attributable to cash and cash equivalents, and trade and other receivables. Cash is held with reputable chartered banks from which management believes the risk of loss is minimal. Included in trade and other receivables are taxes receivable from Canadian government authorities.  Management believes that the credit risk concentration with respect to financial instruments is minimal.  The maximum credit risk exposure associated with the Company’s financial assets is the carrying value.

b)Liquidity risk

Liquidity risk is that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient resources to meet liabilities when due. As at December 31, 2015, the Company had a net working capital deficiency of $264,751 (2014 - $105,911). Management is continuously monitoring its working capital position and will raise funds through the equity markets as they are required. However, there is no certainty that the Company will be able to obtain funding by share issuances in the future. The Company is presently seeking to raise capital through an equity offering (see note 19).

The following amounts are the contractual maturities of financial liabilities and other commitments as at December 31, 2015:

	Total	2015	1 – 3 years
Trade and other payables	$117,752	$117,752	$-
Subscriptions received	10,000	10,000	-
Due to related parties	328,278	26,855	301,423
Dividends payable	131,373	131,373	-
Long-term debt	302,828	-	302,828
	$890,231	$285,980	$604,251

CMX GOLD & SILVER CORP.

NOTES TO THE CONSOLDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

16.     FINANCIAL INSTRUMENTS, continued

c)Market risk

Market risk is the risk of loss that may arise from changes in the market factors such as interest rates, commodity and equity prices and foreign currency rates.

i) Interest rate risk

The Company has cash balances and its current policy is to invest excess cash in investment-grade short-term money market accounts.  The Company periodically monitors the investments it makes and is satisfied with the credit worthiness of its investments. Interest rate risk is minimal as interest rates are anticipated to remain at historically low levels with little fluctuation and any excess cash is invested in money market funds. Fluctuations in interest rates do not materially affect the Company as it either does not have significant interest-bearing instruments or the interest is at a fixed rate.

ii) Foreign currency risk

Currency risk is the risk to the Company's earnings that arise from fluctuations of foreign exchange rates and the degree of volatility of these rates.  The Company is exposed to foreign currency exchange risk on cash held in U.S. funds.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Foreign currency risk could adversely affect the Company, in particular the Company’s ability to operate in foreign markets. Foreign currency exchange rates have fluctuated greatly in recent years. There is no assurance that the current exchange rates will mirror rates in the future.

The Company currently has minimal foreign currency risk although in the future foreign currency risk may affect the level of operations of the Company.  This may also affect the Company’s liquidity and its ability to meet its ongoing obligations.

As the Company currently holds minimal United States currency a change in the exchange rate between the U.S. dollar and the Canadian dollar would not have a significant effect on the Company liquidity or working capital.

17.	CAPITAL MANAGEMENT

The Company’s objectives in managing its capital are:

iii) To have sufficient capital to ensure that the Company can continue to meet its commitments with respect to its mineral exploration properties and to meet its day to day operating requirements in order to continue as a going concern; and

iv) To provide a long-term adequate return to shareholders.

The Company’s capital structure is comprised of shareholders’ equity (deficiency).

The Company is an exploration stage company which involves a high degree of risk.  The Company has not determined whether its proposed properties contain economically recoverable reserves of ore and currently will not earn any revenue from its mineral properties and therefore will not generate cash flow from operations. The Company’s primary source of funds will come from the issuance of share capital.  The Company’s policy is to invest its excess cash in highly liquid, fully guaranteed, bank sponsored instruments.

The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the Company.  The Company is not subject to externally imposed capital requirements.  There have been no changes in the Company’s capital management in the current year.

CMX GOLD & SILVER CORP.

NOTES TO THE CONSOLDATED FINANCIAL STATEMENTS

Years ended December 31, 2015 and 2014

18.	COMMITMENTS

The Company has the following commitments in 2016:

Clayton property$2,200 related to property taxes and claims fees

19.	SUBSEQUENT EVENTS

On January 11, 2016 the Company completed the issuance of 100,000 units for total proceed of $10,000 under an offering memorandum.  Each unit is comprised of one common share and a share purchase warrant for one common share at $0.20 per share expiring January 11, 2018.

On January 11, 2016 the Company completed the private placement of secured convertible debentures aggregating $295,641.  The debentures are due January 31, 2018, bear interest at 6% per annum and are convertible into common shares of the Company at $0.125 per share.  $249,641 of debentures were issued in settlement of existing long-term debt and accrued interest and $46,000 were issued for cash.  A total of $191,474 of debentures were issued to officers and directors of CMX and a corporation controlled by the spouse of a director of the Company.  The Company has reserved 2,365,128 common shares for issuance on conversion of the debentures.

On April 8, 2016, the Company extended the expiry dates of 3,275,000 warrants exercisable at $0.20 per share until April 16, 2018; 2,500,000 warrants exercisable at $0.25 per share until May 28, 2018; 10,231,740 warrants exercisable at $0.15 per share until June 30, 2018; 750,000 warrants exercisable at $0.10 per share until October 9, 2018; 1,185,000 warrants exercisable at $0.20 per share until October 9, 2018; 1,100,000 warrants exercisable at $0.20 per share until November 24, 2018; and 1,000,000 warrants exercisable at $0.20 per share until November 28, 2018.

Item 8. Exhibits

There are no exhibits.

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CMX GOLD & SILVER CORP.
(signed) “Jan M. Alston”	(signed) “Randal Squires”
Chief Executive Officer April 29, 2016	Chief Financial Officer April 29, 2016

On behalf of the Board of Directors
(signed) “Bruce J. Murray”	(signed) “John A. Niedermaier”
Director April 29, 2016	Director April 29, 2016